SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)

              AMERICAN CITY BUSINESS JOURNALS, INC.

                         (Name of Issuer)


                   Common Stock, Par Value $.01

                  (Title of Class of Securities)


                           025145 10 8

                          (CUSIP NUMBER)


Frederic T. Spindel - Reed Smith Shaw & McClay - 1301 K Street, N.W., Suite 1100 - East Tower, Washington, DC 20005; Telephone (202) 414-9200

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         October 18, 1995

     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

                           SCHEDULE 13D

                     (Cover Page -- Part II)

CUSIP NO. 025145 10 8


     1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person The Oklahoma Publishing Company


     2)   Check the Appropriate Box if a Member of a Group
          (a)
          (b)  X


     3)   SEC Use Only


     4)   Source of Funds:  00. See Item 3


     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)


     6)   Citizenship or Place of Organization:  Delaware


Number of Shares                        7)   Sole Voting Power:
Beneficially Owned                                -0-
By Each Reporting                       ____________________________________
Person With                             8)   Shared Voting Power:
                                                  -0-
                                        ____________________________________
                                        9)   Sole Dispositive Power:
                                                  -0-
                                        ____________________________________
                                        10)  Shared Dispositive Power:
                                                  -0-


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          -0-


     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


     13)  Percent of Class Represented by Amount in Row (11):
          0%


     14)  Type of Reporting Person:  CO

                           SCHEDULE 13D

                     (Cover Page -- Part II)

CUSIP NO. 025145 10 8


     1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Edward L. Gaylord


     2)   Check the Appropriate Box if a Member of a Group
          (a)
          (b)  X


     3)   SEC Use Only


     4)   Source of Funds:  00. See Item 3


     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)


     6)   Citizenship or Place of Organization:  United States


Number of Shares                        7)   Sole Voting Power:
Beneficially Owned                                -0-
By Each Reporting                       ____________________________________
Person With                             8)   Shared Voting Power:
                                                  -0-
                                        ____________________________________
                                        9)   Sole Dispositive Power:
                                                   -0-
                                        ____________________________________
                                        10)  Shared Dispositive Power:
                                                   -0-


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          -0-


     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [X]


     13)  Percent of Class Represented by Amount in Row (11):
          0%


     14)  Type of Reporting Person:  IN

                           SCHEDULE 13D

                     (Cover Page -- Part II)

CUSIP NO. 025145 10 8


     1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person The Oklahoma Publishing Company Voting Trust


     2)   Check the Appropriate Box if a Member of a Group
          (a)
          (b)  X


     3)   SEC Use Only


     4)   Source of Funds:  00. See Item 3


     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)


     6)   Citizenship or Place of Organization:  Oklahoma


Number of Shares                        7)   Sole Voting Power:
Beneficially Owned                                -0-
By Each Reporting                       ____________________________________
Person With                             8)   Shared Voting Power:
                                                  -0-
                                        ____________________________________
                                        9)   Sole Dispositive Power:
                                                  -0-
                                        ____________________________________
                                       10)  Shared Dispositive Power:
                                                  -0-


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          -0-


     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


     13)  Percent of Class Represented by Amount in Row (11):
          0%


     14)  Type of Reporting Person:  OO

Item 1.        Security and Issuer.

     This Amendment No. 2 ("Amendment") amends and restates the Schedule 13D dated October 30, 1991 ("Initial Schedule 13D"), as amended by Amendment No. 1 dated October 31, 1992 ("Amendment No. 1"), filed jointly by The Oklahoma Publishing Company (previously named OPUBCO, Inc.) ("OPUBCO"), Edward L. Gaylord and The Oklahoma Publishing Company Voting Trust ("OPUBCO Voting Trust") (OPUBCO, Mr. Gaylord and the OPUBCO Voting Trust hereinafter collectively referred to as the "Reporting Persons"), respecting the common stock, $.01 par value ("Common Stock"), of American City Business Journals, Inc. (the "Issuer"). The Issuer's principal executive offices are located at First Citizens Plaza, 128 S. Tryon Street, Suite 2200, Charlotte, North Carolina 28202.


Item 2.        Identity and Background.

     This Amendment No. 2 is filed jointly by the Reporting Persons. Information pertaining to the identify and background of each of the Reporting Persons is as follows:

     OPUBCO is a Delaware corporation with its principal place of business at 9000 North Broadway, Oklahoma City, Oklahoma 73114. As part of a plan of reorganization referred to in Item 3 herein, OPUBCO was originally incorporated in Delaware on October 4, 1991 under the name OPUBCO, Inc. and then effected a change of name as of October 30, 1991. OPUBCO is engaged, directly and indirectly through subsidiaries, in the business of publishing, resort properties, oil and gas, real estate and investments. The executive officers and directors of OPUBCO, together with their respective occupations and business addresses, are set forth on Schedule I annexed hereto.

     Edward L. Gaylord is an individual whose business address is The Oklahoma Publishing Company, 9000 North Broadway, Oklahoma City, Oklahoma 73114. Mr. Gaylord is the Chairman, Chief Executive Officer and a director of OPUBCO and the Chairman of the Board and a director of Gaylord Entertainment Company, a Delaware corporation (previously named The Oklahoma Publishing Company) ("GET"). He is also a director of OPUBCO Enterprises, Inc., a Delaware corporation and a majority-owned subsidiary of OPUBCO (formerly known and referred to in the Initial
Schedule 13D and Amendment No. 1 as Shaw Publishing, Inc. or "SPI") ("OPUBCO Enterprises").

     The OPUBCO Voting Trust was established pursuant to a voting trust agreement entered into by certain stockholders of GET on October 3, 1990, and amended as of October 23, 1991 ("Voting Trust Agreement"). The business address of the OPUBCO Voting Trust is 9000 North Broadway, Oklahoma City, Oklahoma 73114. The OPUBCO Voting Trust holds voting common stock of OPUBCO and of GET. The Voting Trustees, together with their respective occupations and business addresses, are set forth on
Schedule II annexed hereto. Under the Voting Trust Agreement, the action of at least sixty percent (60%) of the Voting

Trustees expressed at a meeting of the Voting Trustees or by written consent without a meeting constitutes the action of the Voting Trustees and has the same effect as though assented by all.

     During the last five years, none of OPUBCO, Mr. Gaylord, the OPUBCO Voting Trust, nor, to the best of their knowledge, any person named in
Schedule I or II hereof, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction who, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Gaylord and each of the natural persons listed on Schedules I and II is a United States citizen.


Item 3.        Source and Amount of Funds or Other Consideration.

     Effective on October 30, 1991, OPUBCO acquired from GET 8,000 shares or 80% of the common stock of OPUBCO Enterprises, which, at that time, was the direct beneficial owner of 1,850,050 shares of the Issuer's Common Stock. This acquisition of OPUBCO Enterprises shares was pursuant to a Plan of Reorganization of GET ("Plan of Reorganization") having no connection with the Issuer. As part of the Plan of Reorganization, GET transferred certain assets to OPUBCO, including the shares of OPUBCO Enterprises, in consideration and in exchange for OPUBCO's assumption of certain liabilities and acquisition by GET of all of the outstanding stock of OPUBCO, as set forth in the Plan of Reorganization. As a further part of the Plan of Reorganization, GET made a pro rata distribution of all OPUBCO stock held by it to its stockholders, including the OPUBCO Voting Trust. GET retained no shares of OPUBCO Enterprises or of OPUBCO as a result of the reorganization.

     On December 10, 1990, Mr. Gaylord used personal funds in the amount of $54,209.50 to purchase 5,000 shares of Common Stock. This Common Stock was purchased in an open market transaction on the NASDAQ Stock Market at $10.75 per share.

     In addition, personal funds in the amount of $110,038.50 were used to purchase 10,000 shares of Common Stock for Mr. Gaylord's Individual Retirement Account ("IRA") as follows:

   Transaction Date       No. of Shares         Price/Share

November 8, 1990             5,000                $11.25
November 16, 1990            2,000                $11.25
November 27, 1990            3,000                $10.25


         These shares of Common Stock were purchased in open market transactions on the NASDAQ Stock Market. Mr. Gaylord's IRA also purchased 5,000 shares of convertible preferred stock of the Issuer for $68,003.50. The preferred stock was purchased in an open market transaction on the NASDAQ Stock Market at a price of $13.50 per share.

         On December 7, 1990, Thelma Gaylord, the wife of Mr. Gaylord and a director and officer of OPUBCO, used personal funds in the amount of $11,154.50 to purchase 1,000 shares of Common Stock at $11.00 per share and, on February 28, 1991, she used personal funds in the amount of $55,149 to purchase 3,000 shares of Common Stock at $18.25 per share. This Common Stock was purchased in open market transactions on the NASDAQ Stock Market.

         OPUBCO Enterprises and Mr. C. Ray Shaw entered into a partnership agreement of Business Journal Associates Limited Partnership ("BJALP"), a Delaware Limited Partnership, dated October 31, 1992, effective as of October 8, 1992 ("Partnership Agreement"). In accordance with the terms of the Partnership Agreement, OPUBCO Enterprises transferred 1,850,050 shares of Common Stock to BJALP as a contribution to capital. In exchange for such contribution, OPUBCO Enterprises acquired a general partnership interest in BJALP.

         As of October 18, 1995, immediately prior to the consummation of the Merger disclosed in Item 4 of this Amendment, the total number of shares of Common Stock owned by BJALP had increased to 3,885,105 shares of Common Stock due to a 2-for-1 stock split and a five percent (5%) stock dividend with respect to the Common Stock.

         On December 31, 1992, the convertible preferred stock of the Issuer held by Mr. Gaylord's IRA account was exchanged for convertible debentures in the aggregate face amount of $125,000, which as of October 18, 1995 were convertible on the basis of 1.567167 shares of Capital Common Stock for each $25.00 in face amount. As of October 18, 1995, immediately prior to the consummation of the Merger, the total number of shares of Common Stock owned by Mr. Gaylord, directly and through his IRA (including Common Stock which would be issued to Mr. Gaylord upon conversion of the convertible debentures), had increased to 39,335.83 shares of Common Stock due to a 2-for-1 stock split and a five percent (5%) stock dividend with respect to the Common Stock.

         As of October 18, 1995, immediately prior to the consummation of the Merger, the total number of shares of Common Stock owned by Mrs. Gaylord directly had increased to

8,400 due to 2-for-1 stock split and five percent (5%) stock dividend with respect to the Common Stock.

         As a result of the Merger, the Reporting Persons no longer hold any beneficial ownership interest in the Issuer.


Item 4.       Purpose of Transaction.

         The indirect beneficial ownership of the Issuer's Common Stock by the Reporting Persons immediately prior to the consummation of the Merger was the incidental result of the Plan of Reorganization, through which OPUBCO acquired an 80% interest in OPUBCO Enterprises. Certain executive officers and/or directors of OPUBCO Enterprises also held positions as executive officers and directors of the Issuer prior to the consummation of the merger. In addition, Glenn M. Stinchcomb, an executive officer and director of OPUBCO, was a director of the Issuer prior to the consummation of the merger.

         The shares of Common Stock acquired by Mr. Gaylord prior to the consummation of the Merger were purchased as an investment.

         The shares of Common Stock and preferred stock acquired by Mr. Gaylord's IRA prior to the consummation of the Merger were purchased as an investment.

         Mrs. Gaylord purchased the shares of the Common Stock acquired by her prior to the consummation of the Merger as an investment.

         Prior to the consummation of the Merger, BJALP acquired the Common Stock owned by OPUBCO Enterprises for the purpose of furthering a general plan to enable OPUBCO Enterprises and Mr. Shaw to engage in a joint publishing endeavor through a partnership vehicle.

         On October 18, 1995, BJALP consummated a merger ("Merger") with Advance Publications, Inc. ("Advance"), Advance Acquisition Sub, Inc. ("Acquisition Corp.") and the Issuer pursuant to a Merger Agreement dated August 3, 1995. A copy of the Merger Agreement is attached hereto as Exhibit 3. Acquisition Corp., a wholly-owned subsidiary of Advance, merged with and into the Issuer, pursuant to which, among other things, each outstanding share of Common Stock converted into the right to receive $28 in cash at the effective time of the Merger, convertible debentures became convertible into shares of Common Stock with the right to receive such cash payment, and each outstanding share of common stock of Acquisition Corp. was exchanged for one share of Common Stock.

         In connection with the consummation of the Merger, BJALP received a cash payment for the shares of Common Stock held by it, Mr. Gaylord received a cash payment for the shares of Common Stock held by him, Mr. Gaylord's IRA converted its convertible debentures into Common Stock and received a cash payment for the Common Stock held by it, and Mrs. Gaylord received a cash payment for the shares of Common Stock held by her.

         The Merger, together with the change in the composition of the Board of Directors of the Issuer resulting from the Merger effected a change in control of the Issuer. Furthermore, the consummation of the Merger caused the Common Stock to cease to be authorized to be quoted on the NASDAQ National Market System, and the Issuer has on file with the Securities and Exchange Commission, on Form 15, a certification and notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934 and suspension of duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


Item 5.       Interest in Securities of the Issuer.

         As of October 18, 1995, immediately prior to the consummation of the Merger, BJALP beneficially owned 3,885,105 shares of Common Stock, which constituted approximately 56.16% of the Common Stock outstanding of 6,917,741 shares, determined on the basis of (a) the total number of shares of Common Stock reported as being outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1995 plus (b) the total number of shares of Common Stock that, to the best knowledge of the OPUBCO Enterprises, had been issued by the Issuer from June 30, 1995 to October 18, 1995, less (c) the total number of shares of Common Stock that, to the best knowledge of OPUBCO Enterprises had been redeemed or otherwise repurchased by the Issuer from June 30, 1995 to October 18, 1995. As a result thereof, OPUBCO may have been deemed to be the indirect beneficial owner of the 3,885,105 shares of Common Stock owned by BJALP. (All computations of the percentages of Common Stock beneficially owned to Common Stock issued and outstanding are hereinafter based on the Issuer's Form 10-Q for the quarter ended June 30, 1995, adjusted as described above.)

         As of October 18, 1995, immediately prior to the consummation of the Merger, Edward L. Gaylord was the direct beneficial owner of 39,335.83 shares of Common Stock (which included amounts held in Mr. Gaylord's self-directed IRA and amounts of Common Stock issuable upon conversion of convertible debentures), constituting approximately 0.57% of the outstanding Common Stock.

         Mr. Gaylord also may have been deemed to be the indirect beneficial owner of the 3,885,105 shares of Common Stock owned by BJALP, constituting approximately 56.16% of Common Stock issued and outstanding. As Chairman and Chief Executive Officer of OPUBCO, Mr. Gaylord had the authority to vote the shares of OPUBCO Enterprises, the general partner of BJALP, which in turn owns a majority of the Common Stock of the Issuer. Mr. Gaylord's aggregate beneficial ownership would thus constitute approximately 56.73% of the issued and outstanding Common Stock.

         On October 18, 1995, immediately prior to the consummation of the Merger, Thelma F. Gaylord, an executive officer and director of OPUBCO and the wife of Mr. Gaylord, was the direct beneficial owner of 8,400 shares of Common Stock, constituting approximately 0.12% of the outstanding Common Stock. Mr. Gaylord disclaims beneficial ownership of the Common Stock owned by Mrs. Gaylord.

         On October 18, 1995, immediately prior to the consummation of the Merger, the OPUBCO Voting Trust may have been deemed to be the indirect beneficial owner of the 3,885,105 shares of Common Stock owned by BJALP, by reason of its ownership of approximately 60% of the issued and outstanding common stock of OPUBCO. As stated above, OPUBCO holds all of the issued and outstanding stock of OPUBCO Enterprises, the General Partner of BJALP, which in turn owns a majority of the Common Stock of the Issuer. The OPUBCO Voting Trust's indirect beneficial ownership constitutes approximately 56.16% of the issued and outstanding Common Stock.

         Except as set forth above, to the best knowledge and belief of the Reporting Persons, no persons identified in Item 2 of this Amendment own or have the right to acquire Common Stock.

         Except as set forth above, to the best knowledge and belief of the Reporting Persons, no transactions in the Common Stock were effected during the past sixty (60) days by any persons named in Item 2 of this Amendment.

         As a result of the consummation of the Merger, the Reporting Persons no longer have a beneficial ownership interest in the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On November 6, 1991, the Reporting Persons entered into a Joint Filing Agreement for the filing of the Initial Schedule 13D and any amendments thereto respecting the Issuer's Common Stock.

         Inasmuch as the Partnership Agreement was a contract that included arrangements, understandings and relationships among BJALP, OPUBCO Enterprises, and Mr. C. Ray Shaw with respect to the Common Stock, the entire Partnership Agreement, which was annexed as Exhibit 2 to Amendment No. 1, is incorporated herein by this reference thereto. Since the Common Stock was an asset of BJALP, provisions in the Partnership Agreement dealing with BJALP's assets (such as allocation of BJALP's profits and losses) may have had an indirect relation to the Common Stock.

         See Item 4 above and Exhibit 3 hereto for information concerning the Merger Agreement, which relates to the Common Stock. On August 3, 1995, BJALP entered into a stock option agreement with Advance and OPUBCO, which permitted Advance to purchase all of BJALP's Common Stock under certain circumstances, and the Issuer and Advance entered into a stock option agreement, which permitted Advance to purchase certain unissued shares of Common Stock under certain circumstances. These stock option agreements terminated upon consummation of the Merger.


Item 7.       Materials to be Filed as Exhibits.

         Exhibit 1.* - Joint Filing Agreement dated November 6, 1991 among The Oklahoma Publishing Company, Edward L. Gaylord and The Oklahoma Publishing Company Voting Trust.

         Exhibit 2.* - Partnership Agreement of BJALP.

         Exhibit 3 - Merger Agreement among the Issuer, BJALP, Advance Publications, Inc. and Advance Acquisition Sub, Inc.




_______________________
*        Previously filed in paper format.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 1995      THE OKLAHOMA PUBLISHING COMPANY


                                  By:  __________________________
                                       Frederic T. Spindel,
                                       Authorized Representative of
                                       Edward L. Gaylord, Chairman
                                       and Chief Executive Officer



                                       EDWARD L. GAYLORD


                                   By:__________________________
                                       Frederic T. Spindel, Authorized
                                       Representative of Edward L. Gaylord,
                                       Individually


                                       THE OKLAHOMA PUBLISHING
                                       COMPANY VOTING TRUST


                                   By:__________________________
                                       Frederic T. Spindel,
                                       Authorized Representative of
                                       Edward L. Gaylord,
                                       Co-Trustee

                           SCHEDULE I
                THE OKLAHOMA PUBLISHING COMPANY
                EXECUTIVE OFFICERS AND DIRECTORS

                                             Name & Address
                     Principal Occupation    Where Occupation
                     (if other than as an     Conducted *
Name & Position      Executive Officer or    (if other than
With The Company    Director of the Company   the Company)

Edward L. Gaylord
Chairman, Chief
 Executive Officer
 and Director

Edward K. Gaylord, II
President and
 Director

Thelma F. Gaylord
Vice President
 and Director

Edmund O. Martin
Vice President

Edith Gaylord Harper
Secretary Emerita and
 Director

Christine Gaylord
 Everest
Secretary and
  Director


___________________
* Except as otherwise indicated, the business address of each of the persons named persons named in this Schedule I is:

         The Oklahoma Publishing Company
         9000 North Broadway
         Oklahoma City, Oklahoma  73114

                           SCHEDULE I
                THE OKLAHOMA PUBLISHING COMPANY
                EXECUTIVE OFFICERS AND DIRECTORS

                                             Name & Address
                     Principal Occupation    Where Occupation
                     (if other than as an     Conducted *
Name & Position      Executive Officer or    (if other than
With The Company    Director of the Company   the Company)


David C. Story
Treasurer and
 Assistant Secretary


Clayton I. Bennett
Assistant Secretary


Martin C. Dickenson Banking/Investments      Scripps Bank
Director                                     7817 Ivanhoe Avenue
                                             LaJolla, CA 92038
                                             (banking)


Eugene Katz         Investments              67 East 82nd Street
Director                                     New York, NY 10028
                                             (self-employed)


Glenn M. Stinchcomb                          10111 North Central
 Director                                      Expressway
                                             Dallas, TX 75231


___________________
* Except as otherwise indicated, the business address of each of the persons named persons named in this Schedule I is:

         The Oklahoma Publishing Company
         9000 North Broadway
         Oklahoma City, Oklahoma  73114

                          SCHEDULE II
          THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST
                        VOTING TRUSTEES


                                             Name & Address
                                             of Organization
                                             Where Occupation
   Name                Principal Occupation    Conducted *

Edward L. Gaylord     Corporate Officer

Edith Gaylord Harper  Corporate Officer

Christine Gaylord
  Everest             Corporate Officer

Edward K. Gaylord II  Corporate Officer

Martin C. Dickenson   Banking/Investments    Scripps Bank
                                             7817 Ivanhoe Avenue
                                             LaJolla, CA 92038
                                             (banking)



* Except as otherwise indicated, the business address of each of the persons named in this Schedule II is:

        The Oklahoma Publishing Company
        9000 North Broadway
        Oklahoma City, Oklahoma  73114

                            EXHIBITS



         Exhibit 1.* Joint Filing Agreement dated November 6, 1991 among The Oklahoma Publishing Company, Edward L. Gaylord and The Oklahoma Publishing Company Voting Trust.


         Exhibit 2.*    Partnership Agreement of BJALP.


         Exhibit 3 Merger Agreement among the Issuer, BJALP, Advance Publications, Inc. and Advance Acquisition Sub, Inc.


___________________
*        Previously filed in paper format.